January 3, 2007

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings

Assistant Director, Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Golf Galaxy, Inc. Preliminary Proxy Statement
Response to Comment Letter Dated December 27, 2006
File No. 0-51460

Dear Mr. Owings:

We are in receipt of your comment letter dated December 27, 2006, regarding the Golf Galaxy, Inc. preliminary proxy statement filed on December 8, 2006, which relates to the approval of the merger of Yankees Acquisition Corp., a wholly-owned subsidiary of Dick’s Sporting Goods, Inc. formed to acquire Golf Galaxy, with and into Golf Galaxy, with Golf Galaxy continuing as the surviving corporation and a wholly-owned subsidiary of Dick’s Sporting Goods (the “Merger”).  Thank you for your prompt review and response.  Set forth below is Golf Galaxy’s response to your comment.  For your ease of reference, we have also set forth below the full text of your comment.

Comment

Pending Employment-Related Arrangements with Purchaser, page 35

1.             We note your disclosure that several of your officers and directors, including your chief executive officer and chief financial officer, will enter into second amended and restated employment agreements, and we note that they negotiated the terms of the merger agreement.  It appears that these employment agreements will provide, among other things, an increase in base salaries.  For example, we note your disclosure that the base salaries of Messrs. Zanatta and Maanum will increase from $280,000 and $260,000 to $355,000 and $335,000, respectively.  Accordingly, it appears that your affiliates will receive increased compensation and benefits following the merger transactions, and therefore, may be engaged in the transaction.  We further note that the transaction will result in your delisting from NASDAQ and becoming a wholly-owned subsidiary of Dick’s Sporting Goods, Inc.  As a result, it appears that the transaction may be a “Rule 13e-3 transaction” as defined in paragraph (a)(3) of that regulation, which would require that you file and satisfy the disclosure requirements of Schedule 13E-3.  Also see

Example 3, Going Private Rules and Schedule 13E-3 in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).  Please revise accordingly, or provide us with your analysis supporting your position that the transaction is not a Rule 13e-3 transaction.  We may have further comment upon review of your response.

Response

Under Rule 13e-3(a)(3)(i), in order for the Merger to constitute a Rule 13e-3 transaction, Golf Galaxy or an “affiliate” of Golf Galaxy must be purchasing Golf Galaxy equity securities or must be the other party to the Merger. Dick’s Sporting Goods and Yankees Acquisition Corp. clearly are not “affiliates” of Golf Galaxy, and Mr. Zanatta and Mr. Maanum should not be considered “affiliates” of Dick’s Sporting Goods or Yankees Acquisition Corp. for purposes of determining whether the Merger constitutes a Rule 13e-3 transaction.  Pursuant to Rule 13e-3(a)(1), in order for Messrs. Zanatta and Maanum to be considered affiliates of Dick’s Sporting Goods or Yankees Acquisition Corp., they would have to directly or indirectly control or be controlled by or under common control with Dick’s Sporting Goods or Yankees Acquisition Corp., such that they were “standing on both sides of the transaction . . ..”  Exchange Act Release No. 34-17719 (Apr. 13, 1981) (emphasis added) (the “Interpretive Release”).

We recognize that in Exchange Act Release No. 34-16075 (August 2, 1979) (the “Adopting Release”) and Example 3 of the Going Private Rules and Schedule 13E-3 in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997) (the “Telephone Interpretation”), cited in the Staff’s comment above, the Staff took the position that, where continuity in management exists, a Schedule 13E-3 may be required even if the transaction was negotiated at arm’s length.  The Division of Corporate Finance Current Issues and Rulemaking Projects, dated November 14, 2000 (the “Rulemaking Release”), notes that important factors in the Staff’s analysis of Rule 13e-3 transactions include whether the issuer’s management ultimately will hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”).  As described in the Telephone Interpretation, the factors examined by the Staff in analyzing Rule 13e-3 transactions also include increases in the consideration to be received by management and alterations in management’s executive agreements favorable to management, although Note 6 of the Adopting Release clarifies that “the Commission would not view a person as an affiliate of the purchaser simply because such person enters into a reasonable and customary employment agreement . . ..”

As explained below, neither Mr. Zanatta nor Mr. Maanum will hold a material amount of Dick’s Sporting Goods securities, neither will occupy a seat on Dick’s Sporting Goods board of directors, neither will even remotely be in a position to control Dick’s Sporting Goods and, while their base salaries will be increased by Dick’s Sporting Goods, the increases will simply adjust their salaries to a more normalized level commensurate with Dick’s Sporting Goods similarly situated executives and are certainly within the range of “reasonable and customary.”

Neither Mr. Zanatta nor Mr. Maanum, nor any other officer of Golf Galaxy, is an affiliate of Dick’s Sporting Goods and the Merger is not a Rule 13e-3 transaction.

Messrs. Zanatta’s and Maanum’s Post-Closing Ownership of Dick’s Sporting Goods Equity Securities Will Be Immaterial

Messrs. Zanatta’s and Maanum’s post-closing ownership of Dick’s Sporting Goods equity securities will be immaterial and that ownership will not provide them with the control necessary to be considered affiliates of Dick’s Sporting Goods or Yankees Acquisition Corp.  The Rulemaking Release states that “[a]n important aspect of the staff’s analysis was that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities . . ..”  Dick’s Sporting Goods is a large public company whose common stock is widely held.  All of the equity securities held by Messrs. Zanatta and Maanum immediately following the closing of the Merger will be either restricted stock or stock options (which will not have any voting rights), a significant number of which will be subject to vesting based on the passage of time or the achievement by Dick’s Sporting Goods and/or Golf Galaxy of certain performance thresholds.  Even assuming all of these equity securities were fully vested, Mr. Zanatta and Mr. Maanum would still each beneficially own less than ½ of 1.0% of the fully diluted outstanding shares of Dick’s Sporting Goods immediately following the Merger, or approximately 1/10 of 1.0% of the fully diluted voting power of Dick’s Sporting Goods.  Moreover, Dick’s Sporting Goods’ Chairman and Chief Executive Officer holds control over Dick’s Sporting Goods by virtue of his ownership of Class B common stock which represents well over 50% of the total voting power of Dick’s Sporting Goods, eliminating any possibility that the ownership of Dick’s Sporting Goods equity securities by Messrs. Zanatta or Maanum could allow them to control Dick’s Sporting Goods.

Messrs. Zanatta’s and Maanum’s Employment Arrangements are Reasonable and Customary

Messrs. Zanatta’s and Maanum’s employment arrangements were the product of arm’s-length negotiations between such officers and Dick’s Sporting Goods and are reasonable and customary and do not cause them to be considered affiliates of Dick’s Sporting Goods or Yankees Acquisition Corp.  Although an increase in compensation is a factor examined by the Staff in determining affiliate status, Note 6 of the Adopting Release clarifies that “the Commission would not view a person as an affiliate of the purchaser solely because such person enters into a reasonable and customary employment agreement or there is an agreement to elect such person as an executive officer or director of the purchaser.”

As noted in the Staff’s comment above, the new employment agreements of Messrs. Zanatta and Maanum do provide for an increase in the base salary payable to them.  Messrs. Zanatta and Maanum believe their current base salary is lower than the industry-standard, which has been acceptable in light of their status as Golf Galaxy’s founders and their significant holdings of Golf Galaxy common stock.  The increase in base salary reflects a more customary and normalized compensation level for similarly situated executive officers and is consistent with the compensation paid to other similarly situated employees of Dick’s Sporting Goods.  Most of the other compensation-related changes to Messrs. Zanatta’s and Maanum’s employment arrangements, which are described in detail in the proxy statement, are also intended to conform such arrangements in both form and amount to the arrangements applicable to other similarly situated employees of Dick’s Sporting Goods.

Zanatta and Maanum Will Not Be Directors of Dick’s Sporting Goods

The Rulemaking Release and the Telephone Interpretation each highlight the significance of representation of management on the board of directors of the surviving company in determining that a transaction should be characterized as a Rule 13e-3 transaction.  Neither Mr. Zanatta nor Mr. Maanum will be directors of Dick’s Sporting Goods following the Merger.

Other Considerations

The process employed by Golf Galaxy in the negotiation of the Merger mitigated any risk that Messrs. Zanatta and Maanum  were “standing on both sides of the transaction . . ..”  As described in the Interpretive Release, Rule 13e-3 was adopted to protect unaffiliated security holders against the potential adverse effects of going private transactions.  These potential adverse effects stemmed from the lack of arm’s-length bargaining and the inability of unaffiliated securities holders to influence corporate decisions that were historically associated with such transactions.  These concerns are not present in the negotiations leading to the Merger.

As described in greater detail in the section of the proxy statement entitled “The Merger - Background of the Merger,” while Messrs. Zanatta and Maanum were involved in the negotiation of the terms of the Merger, disinterested members of the Board of Directors were significantly involved in and oversaw the entire negotiation process.  Messrs. Zanatta and Maanum negotiated their employment arrangements towards the end of the process and utilized independent legal counsel. The disinterested directors were fully informed of the terms of the employment agreements negotiated by Messrs. Zanatta and Maanum prior to approving the Merger in a separate executive session.

Conclusion

Based on the foregoing, Messrs. Zanatta or Maanum do not control, are not controlled by and are not under common control with Dick’s Sporting Goods or Yankees Acquisition Corp., whether by virtue of their post-closing employment agreements, post-closing ownership of Dick’s Sporting Goods equity securities, or otherwise.  Accordingly, Messrs. Zanatta and Maanum are not affiliates of Dick’s Sporting Goods or Yankees Acquisition Corp. and the Merger does not constitute a Rule 13e-3 transaction.

* * * * *

We have attached hereto a statement from Golf Galaxy acknowledging that Golf Galaxy is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and Golf Galaxy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter addresses your comment and, as a result, we have not amended the proxy statement.  We do hope to receive clearance as soon as possible to mail the proxy statement.  If you have any questions, or wish to further discuss our response, please contact either the undersigned at 612-349-8790 or John R. Houston at 612-349-8285.

Sincerely,

ROBINS, KAPLAN, MILLER & CIRESI L.L.P.

/S/ RYAN G. MIEST
Ryan G. Miest

RGM

cc:                                Kurt Murao
Ellie Quarles
Jeremiah G. Garvey, Esq.
John R. Houston, Esq.

Mr. H. Christopher Owings

Assistant Director, Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Owings:

In connection with its review of the Golf Galaxy, Inc. Preliminary Proxy Statement on Schedule 14-A, the staff of the United States Securities and Exchange Commission (the “Commission”) has requested that the undersigned provide the following acknowledgment to the Staff.

The undersigned hereby acknowledges that:

•                                          the undersigned is responsible for the adequacy and accuracy of the disclosure with respect to the undersigned in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLF GALAXY, INC.

By:	/S/ RICHARD C. NORDVOLD
Its: Chief Financial Officer